AGEAGLE AERIAL SYSTEMS INC.

8201 E. 34th Street N, Suite 1307

Wichita, Kansas 67226

September 16, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: AgEagle Aerial Systems Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-281897) (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our September 13, 2024 letter in which the Company requested acceleration of the effectiveness of the Company’s above-referenced Registration Statement to 5:00 p.m. ET on September 17, 2024, or as soon thereafter as is practicable (the “Effective Time”), in accordance with Rule 461 under the Securities Act of 1933, as amended.

The Company is no longer requesting that such Registration Statement be declared effective at the Effective Time and we hereby formally withdraw our request for acceleration of the effective date until further notice from the Company.

Very truly yours,

AGEAGLE AERIAL SYSTEMS INC.

By:	/s/ Mark DiSiena
Name:	Mark DiSiena
Title:	Chief Financial Officer